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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                               Rockies Fund, Inc.
                     --------------------------------------
                                (Name of Issuer)

                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)

                                    773411103
                      -------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))

                                Page 1 of 5 Pages
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                                                               Page 2 of 5 Pages

                                  SCHEDULE 13G
                                  ------------


CUSIP NO. 773411103
          ---------------------------------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         D.A. Davidson & Co.
         81-0139474

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [__]
                                                                        (b) [__]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    5.      SOLE VOTING POWER
               NUMBER OF                    233,367 (as of December 31, 1997)
                SHARES
             BENEFICIALLY           6.      SHARED VOTING POWER
               OWNED BY
                 EACH
              REPORTING             7.      SOLE DISPOSITIVE POWER
                PERSON
                 WITH
                                    8.      SHARED DISPOSITIVE POWER
                                            233,367 (as of December 31, 1997)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         233,367 (as of December 31, 1997)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [__]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         36.4% based upon total shares outstanding as of December 31, 1997 were 640,256 according to management of the company

12.      TYPE OF REPORTING PERSON*

         BD
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                                                               Page 3 of 5 Pages

ITEM 1(a). Name of Issuer
           --------------

           Rockies Fund, Inc.

ITEM 1(b). Address of Issuer's Principal Executive Offices
           -----------------------------------------------

           4465 North Park Drive
           Colorado Springs, CO 80907

ITEM 2(a). Name of Person Filing
           ---------------------

           D.A. Davidson & Co.

ITEM 2(b). Address of Principal Business Office
           ------------------------------------

           Davidson Building
           P.O. Box 5015
           Great Falls, MT 59403

ITEM 2(c). Citizenship
           -----------

           Montana

ITEM 2(d). Title of Class of Securities
           ----------------------------

           Common Stock

ITEM 2(e)  CUSIP Number
           ------------

           773411103

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:
           --------------

      (a)  [ X ]  Broker or Dealer registered under Section 15 of the Act

      (b)  [   ]  Bank as defined in section 3(a)(6) of the Act

      (c)  [   ]  Insurance Company as defined in section 3(a)(19) of the Act

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                                                               Page 4 of 5 Pages

      (d)  [   ]  Investment Company registered under section 8 of the
                  Investment Advisers Act of 1940

      (e)  [   ]  Investment Adviser registered under section 203 of the
                  Investment Advisers Act of 1940

      (f)  [   ]  Employee Benefit Plan, Pension Fund which is
                  subject to the provisions of the Employee Retirement
                  Income Security Act of 1974 or Endowment Fund

      (g)  [   ]  Parent Holding Company, in accordance with ss.
                  240.13d-1(b)(ii)(G)

      (h)  [   ]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

ITEM 4.  Ownership
         ---------

      (a)  Amount Beneficially Owned
           233,367 (as of December 31, 1997)

      (b)  Percent of Class
           36.4%

      (c)  Number of Shares as to Which Such Person Has:

           (i)   sole power to vote or to direct the vote
                 233,367 (as of December 31, 1997)

           (ii)  shared power to vote or to direct the vote

           (iii) sole power to dispose or to direct the disposition of
                 233,367

           (iv)  shared power to dispose or to direct the disposition of

ITEM 5.  Ownership of Five Percent or Less of a Class
         --------------------------------------------

         Not applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person
         ---------------------------------------------------------------

         No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities
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                                                               Page 5 of 5 Pages

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
         -------------------------------------------------------------

         Not applicable

ITEM 8.  Identification and Classification of Members of the Group
         ---------------------------------------------------------

         Not applicable

ITEM 9.  Notice of Dissolution of Group
         ------------------------------

         Not applicable

ITEM 10. Certification
         -------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 27, 1988

                               D.A. DAVIDSON & CO.

                               By:      /s/  Vincent M. Purpura
                                        ----------------------------------
                                        Vincent M. Purpura
                                        ----------------------------------
                               Its:     President and C.O.O.
                                        ----------------------------------